Exhibit 99.5

PSCU Leverages NICE Portfolio to Improve Enterprise Efficiency, Experience for Credit Unions and Members

By upgrading and expanding its NICE solutions, PSCU will enhance service and improve efficiency

Hoboken, N.J., February 12, 2020 – NICE (Nasdaq: NICE) today announced that PSCU, a premier payments credit union service organization, has expanded its relationship with NICE. Looking to enhance service, improve enterprise efficiency, increase scalability and provide an advantage to their credit unions and their members, PSCU selected NICE’s wide portfolio of solutions to enhance its approach to providing an unparalleled experience for its Owner credit unions and their members.

“We are excited to expand our use of NICE’s state-of-the-art, market-leading technology throughout our business and continue to provide cutting-edge technology to our credit unions,” said Tom Gandre, EVP and COO at PSCU. "The success of our credit unions and their members is our top priority, and NICE’s portfolio provides a wide range of integrated solutions that will help us continue to further modernize our operations, enable our employees to focus more time on member interactions and provide an enhanced experience for our credit unions and their members. We are confident that our investment in NICE technology helps us ensure a best-in-class experience for our credit unions, as well as sustained success in our industry.”
PSCU supports over 1,500 credit unions, representing more than 3.8 billion transactions annually. Founded by credit unions more than 40 years ago, PSCU plays a leading role in the progression of credit union success and growth. From end-to-end solutions that help credit unions thrive to contact center support that serves as an extension of credit union staff, PSCU is committed to helping credit unions achieve a strategic and competitive advantage.

“PSCU is a proven leader in the payments space and continues to find innovative new ways to provide the highest level of service to their credit unions and their members,” said Barak Eilam, NICE CEO. “They truly understand the value of delivering a transformational service experience and we’re excited that PSCU has selected multiple solutions within the NICE portfolio to drive this process.”

NICE Robotic Process Automation takes the impeccable execution of robotics, combined with the human element to create the perfect process execution and exceptional customer experience. By using NICE Robotic Process Automation, PSCU is providing their employees with support by automating repetitive tasks, allowing them to do the work that they enjoy.

NICE Workforce Management has been the market leader for the most complete workforce management (WFM) solution for more than a decade, supporting complex environments and allowing organizations to adapt quickly to daily scheduling changes while meeting other performance goals. PSCU has upgraded to NICE WFM 7.2, which includes enhancements that enable next-generation planning and expanded cloud capabilities for its contact centers.

NICE Employee Engagement Manager solves contact center staffing challenges by providing employees with 24/7 self-service scheduling capabilities while increasing their satisfaction and engagement. By empowering employees with this new tool, contact center agents can adjust their schedules with added flexibility while enabling PSCU to better optimize staffing levels, lower attrition and improve overall satisfaction.

NICE Nexidia Analytics is an industry-leading interaction analytics solution that helps uncover insights into far-reaching areas of the customer journey, promoting increased customer satisfaction and loyalty, improved compliance, cost savings and improved sales effectiveness. By combining insights from customers’ unstructured interactions with deep insights into their individual journeys, PSCU contact centers and its credit unions are now able to more quickly respond based on a broader view of members' experiences.

NICE Quality Central will help PSCU’s Contact Center Services & Solutions team gain direct insight into agent performance. Quality assurance processes will be streamlined and automated to improve evaluation time and scoring. This will help identify best practices in handling specific call types and leveraging the information for coaching to help encourage better performances.

NICE Engage Recording allows the recording of contact center interactions for compliance, customer and business insights and prompt authentication. This scalable and robust platform will make it easy for PSCU to record and manage interaction data from multiple channels and data sources in a single place.

Actimize ActOne Extend will modernize PSCU’s expanding payments operations with a holistic, fully automated and AI-powered investigations and case management platform. This will replace legacy systems and accelerate PSCU's platform technology strategy, allowing the organization to more efficiently and effectively serve its Owner credit unions and their members.

About PSCU
PSCU, the nation’s premier payments CUSO, supports the success of 1,500 credit unions representing more than 3.8 billion transactions annually. Committed to service excellence and focused on innovation, PSCU’s payment processing, risk management, data and analytics, loyalty programs, digital banking, marketing, strategic consulting and mobile platforms help deliver possibilities and seamless member experiences. Comprehensive, 24/7/365 member support is provided by contact centers located throughout the United States. The origin of PSCU’s model is collaboration and scale, and the company has leveraged its influence on behalf of credit unions and their members for more than 40 years. Today, PSCU provides an end-to-end, competitive advantage that enables credit unions to securely grow and meet evolving consumer demands. For more information, visit pscu.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.